Joe Jolly & Company, Inc.
Financial Statements and Supplementary Information
August 31, 2025

CONFIDENTIAL DOCUMENT

This report is deemed CONFIDENTIAL in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission, simultaneously herewith as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18805

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___09/01/2024___ AND ENDING ___08/31/2025___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___JOE JOLLY & CO., INC.___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 No 20th St., Suite 2350
_____
(No. and Street)

Birmingham, AL   35203
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Jolly, Jr.   205-252-2105   jjco@jjollyco.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY CORP.
_____
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Ste 270, Walnut Creek, CA   94598
_____
(Address)   (City)   (State)   (Zip Code)

03/04/2009   3381
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Joseph D. Jolly, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Joe Jolly & Co., Inc., as of August 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature] Janice L. Clem
Notary Public

JANICE L CLEM
My Commission Expires
August 12, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JOE JOLLY & COMPANY, INC.
CONFIDENTIAL REPORT
AUGUST 31, 2025 - TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Joe Jolly & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Joe Jolly & Company, Inc. as of August 31, 2025, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, except for the effects of the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the values of investments at year end, the financial statements present fairly, in all material respects, the financial position of Joe Jolly & Company, Inc. as of August 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We were unable to obtain sufficient and appropriate audit evidence of level 3 municipal bonds ($1,789,585, which collectively had an unrealized loss of $49,295) at August 31, 2025, which is included in the securities owned balance on the Statement of Financial Condition. We were not able to satisfy ourselves as to the carrying value of the investments or in its gains and losses by other auditing procedures.

Basis for Opinion

These financial statements are the responsibility of Joe Jolly & Company, Inc.'s management. Our responsibility is to express an opinion on Joe Jolly & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Joe Jolly & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the securities and Exchange Commission and Schedule 2 – Statement Relating to Certain Determinations Required Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Joe Jolly & Company, Inc.'s financial statements. The supplemental information is the responsibility of Joe Jolly & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Joe Jolly & Company, Inc.'s auditor since 2024.
Walnut Creek, California
November 14, 2025

JOE JOLLY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2025

Assets

Cash and cash equivalents	$ 1,988,368
Receivables	
Employee advances	676,500
Interest	25,993
Note and advance receivable - stockholder	1,565,000
Securities owned	3,253,478
Property and equipment, net	6,031
Prepaid corporate taxes	22,175
Deferred tax asset	128,029
Other assets	257,487
Total Assets	$ 7,923,061

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	1,215
Accrued expenses and other liabilities	40,994
	42,209
Commitments and contingencies (Note 4)	
Stockholders' Equity	
Common stock, $100 par value;	
250 shares authorized, 100 shares	
issued and outstanding	10,000
Retained earnings	7,870,852
	7,880,852
Total Liabilities and Stockholders' Equity	$ 7,923,061

JOE JOLLY & COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED AUGUST 31, 2025

Revenues		
Interest and dividends	$	243,992
Net fair value adjustments for securities owned		(64,901)
		179,091
Expenses		
Employee compensation and benefits		343,492
Other operating expenses		319,936
		663,428
Net loss before income tax benefit		(484,337)
		-
Income tax benefit		(104,346)
Net loss	$	(379,991)

JOE JOLLY & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED AUGUST 31, 2025

Common stock		
Beginning of year	$	10,000
End of year		10,000
Retained Earnings		
Beginning of year		8,250,843
Net loss		(379,991)
End of year		7,870,852
Total stockholders' equity	$	7,880,852

JOE JOLLY & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED AUGUST 31, 2025

Balance on September 1, 2024	$	-
Activity		-
Balance on August 31, 2025	$	-

JOE JOLLY & COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2025

Cash Flows from Operating Activities		
Net loss	$	(379,991)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		1,772
Loss on sales of property and equipment		-
Deferred taxes		(104,346)
Decrease in cash surrender value of life insurance		-
(Increase) decrease in:		
Employee advances receivable		(85,000)
Interest receivable		(1,941)
Net realized and unrealized loss on securities owned		(90,569)
Income tax receivable		-
Accrued revenue receivable		-
Prepaid corporate taxes		-
Other assets		(1,738)
Increase (decrease) in:		
Accounts payable		-
Accrued commission expense		-
Accrued expenses and other liabilities		-
Accrued expenses and other liabilities		35,900
Net cash used by operating activities		(625,913)
Cash Flows From Financing Activities		
Note Receivable - Stockholder		-
Net cash used in financing activities		-
Cash Flows From Investing Activities		
Purchase of securities owned		-
Redemption of securites owned		-
Repayments received from stockholder		-
Proceeds from sales of property and equipment		-
Purchases of property and equipment		(1,733)
Net cash used in investing activities		(1,733)
Net decrease in cash	$	(627,646)
Cash and cash equivalents at beginning of year		2,616,014
Cash and cash equivalents at end of year	$	1,988,368
Supplemental Disclosure		
Cash paid during the year for:		
Income taxes	$	-

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). While the Company is approved to conduct all types of municipal securities business, during the review period, revenue was limited to dividends, interest, and net fair value adjustments for securities owned. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Revenue Recognition Policy and Securities Owned

The Company follows the guidance in *Accounting Standards Codification (ASC) Topic 940, "Financial Services—Brokers and Dealers"*, which requires disclosure of the Company's revenue recognition policies and the related accounting standards applied to each significant source of revenue.

Revenue is recognized in accordance with the nature of each revenue stream and the applicable accounting guidance. Revenue derived from contracts with customers (e.g., commissions or advisory fees) is accounted for under *ASC Topic 606, "Revenue from Contracts with Customers."*

Other sources of revenue such as interest, dividends, and proprietary trading gains/losses arise from financial instruments and are accounted for under *ASC Topics 825 and 320*, as they are outside the scope of ASC 606. During the review period, the Company earns revenue from the following three sources: dividends and interest earned and securities owned net gains or losses.

Dividend income is recognized on the ex-dividend date, which is the date the Company becomes entitled to receive the dividend. This treatment is consistent with ASC 320. Dividend income is typically earned from equity securities held by the Company and reflects distributions declared by the issuer. These income streams do not arise from contracts with customers and are therefore excluded from the scope of ASC 606, *Revenue from Contracts with Customers*.

Interest income is earned on cash balances, reverse repurchase agreements, and interest-bearing securities held by the Company. It is recognized on an accrual basis using the effective interest method in accordance with ASC 310, *Receivables*, and ASC 320, *Investments – Debt and Equity Securities*. Interest income is accrued daily and is based on the stated interest rate of the instrument, adjusted for any amortization of premiums or accretion of discounts over the life of the security.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions and related gains, losses, and expenses are recorded on a trade date basis by the Company. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Company engages in proprietary trading activities involving fixed income securities. Securities owned are recorded at fair value, with changes in fair value recognized in earnings in accordance with ASC 940, *Financial Services – Brokers and Dealers*, and ASC 820, *Fair Value Measurement*.

Realized gains and losses on securities owned are recognized upon sale or disposition of the securities and are calculated as the difference between the proceeds received and the cost basis of the securities sold. Cost basis is determined using the specific identification method, unless otherwise disclosed.

Unrealized gains and losses represent changes in the fair value of securities still held at the reporting date and are also recognized in earnings. Fair value is determined using quoted market prices when available or other valuation techniques when observable inputs are not readily available.

Both realized and unrealized gains and losses are included in net fair value adjustments of securities owned in the Statement of Operations. These activities are not within the scope of ASC 606, *Revenue from Contracts with Customers*, as they do not arise from customer contracts but rather from the Company's own investment and trading strategies.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2025, there were cash equivalents of $1,988,368.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations. Depreciation is computed principally using the straight-line method designed to amortize costs over the   following estimated useful lives:

	Useful Lives (in years)
Furniture and fixtures	3 to 10
Automotive	5
Leasehold improvements	39 to 40

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2025:

Furniture, fixtures & leasehold improvements	$	73,014
Automotive		120,618
Less: Accumulated depreciation		(189,355)
	$	6,031

Depreciation expense amounted to $1,772 for the year ended August 31, 2025.

Restricted Cash

The Company is required to maintain $250,000 on deposit under the Clearing and Trading Agreement with the clearing broker, which is reported in other assets on the statement of financial condition at August 31, 2025.

Receivables

Receivables are reported at net realizable value. Due to the types of receivables reported by the Company, Management has determined that no allowance for doubtful accounts was considered necessary at August 31, 2025.

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2025. With few exceptions, the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2022.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. Advertising expense amounted to zero for the year ended August 31, 2025 and is included in other operating expenses on the statement of operations.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through the date of the independent auditor's report which represents the date the financial statements were issued. Management did not find any material event needing recognition or disclosure.

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2025, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits. At August 31, 2025, the Company's cash balance at financial institutions exceeded the federally insured limit of $250,000 by $823.

NOTE 3. FAIR VALUE MEASUREMENTS

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

NOTE 3. FAIR VALUE MEASUREMENTS (continued)

- Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation: also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. During the year ended August 31, 2025, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations. The following is a description of the valuation methodologies used for instruments measured at fair value:

Cash equivalents: The fair value of cash equivalents approximates carrying value reported in the statement of financial condition due to the short maturities of these financial instruments.

Exchange traded funds: Valued at the daily closing price reported by the fund.

Preferred stock: Valued at the closing price of identical preferred stock reported on the active market in which the individual stocks are traded.

U.S. Treasury bonds: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

State and municipal bond obligations: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets measured at fair value on a recurring basis as of August 31, 2025:

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 112,481	$ 112,481	$ -	$ -
Corporate fixed income	13,278	13,278	-	-
Preferred stocks	684,825	684,825	-	-
Money Market	1,875,886	1,875,886	-	-
State and municipal bonds obligations	2,555,376	-	765,791	1,789,585
Total assets at fair value	$ 5,241,846	$ 2,686,470	$ 765,791	$ 1,789,585

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels for the year ended August 31, 2025.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities on a month to month basis. Rental expense for the year ended August 31, 2025 amounted to $80,391.

Some contracts that the Company enters in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote.

Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of August 31, 2025 related to these indemnification clauses.

As a result of extensive regulation of broker-dealers, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of sanctions. See Note 7 for additional information regarding regulatory capital requirements applicable to the Company.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has a note receivable from a stockholder, secured by certain property owned by the respective stockholder, which states that the stockholder agrees to pay the Company a principal sum of $990,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 3.00 percent, with the entire principal and interest balance due and payable in full on August 31, 2028.

NOTE 5. RELATED PARTY TRANSACTIONS (continued)

The due date was extended three years in the Company's minutes dated August 28, 2025. The balance of the note receivable as of August 31, 2025 is $990,000. Interest income of $29,700 was received from the stockholder during the year ended August 31, 2025. As of August 31,2025, the Company also has advances of $575,000 due from the sole stockholder and $676,500 from one other employee. The note and advance receivable – stockholder, on the statement of financial condition, is comprised of a $990,000 note receivable and the $575,000 advance.

NOTE 6. INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of August 31, 2025:

Deferred tax assets:	
NOL carryover	117,668
Property and equipment	13,215
Total gross deferred tax assets	130,883
Deferred tax liabilities	
Market value adjustment for securities owned-held for investment	(2,854)
Total gross deferred tax liabilities	(2,854)
Net deferred tax asset	$ 128,029

The provision for income taxes is as follows for the year ended August 31, 2025:

Current:	
Federal	$ -
State	-
Deferred:	
Federal	78,500
State	25,846
Total income tax benefit	$ 104,346

The Company's effective income tax rate for the year ended August 31, 2025 differs from the amount computed using income before income taxes and applying the U.S. federal statutory income tax rate to such amount. The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision/(benefit) for income taxes, is principally the effect of tax brackets, tax-exempt income, state taxes, and non-deductible expenses. The Company had a net operating loss carryforward of $459,552 as of August 31, 2025. If unused, the net operating loss carryforward will expire beginning in 2038. The Company recognized no uncertain tax positions for the year ended August 31, 2025.

NOTE 7. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness. At August 31, 2025, the Company had net capital of $3,493,348, which was $3,393,348 in excess of the minimum of net capital required. At August 31, 2025, the Company's percentage of aggregate indebtedness to net capital was 1.21. Adherence to the SEC's uniform net capital rule may effectively restrict distributions to stockholders.

NOTE 8. SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a municipal securities broker-dealer only. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended August 31, 2025 are disclosed on the Statement of Operations.

NOTE 9. ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

JOE JOLLY & COMPANY, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISION

YEAR ENDED AUGUST 31, 2025

Computation of net capital
  Total stockholders' equity qualified for net capital $ 7,880,852

  Deduct non-allowable assets and other deductions and/or charges:
    Petty cash 200
    Employee advances 1,251,500
    Note receivable—stockholder 990,000
    Property and equipment 6,031
    Deferred Tax Asset 128,029
    State and municipal bond obligations, not readily marketable 1,789,585
    Other assets 29,532
    Other deductions and charges 20,046
      Net capital before haircuts on securities positions 3,665,929

  Haircuts on securities
    State and municipal bond obligations, preferred stock, and mutual fund 172,581

    Net capital $ 3,493,348

Computation of basic net capital requirement

    Minimum net capital required (6-2/3 percent of aggregate indebtedness) $ 2,814
    Minimum dollar net capital requirement 100,000
    Net capital requirement 100,000
    Excess net capital 3,393,348

    Net capital less greater of 10 percent of aggregate indebtedness or
      120 percent of minimum dollar net capital $ 3,373,348

Computation of aggregate indebtedness

    Total liabilities per statement of financial condition $ 42,209

      Total aggregate indebtedness $ 42,209

    Ratio of aggregate indebtedness to net capital 0.01 to 1

There were no material differences exist between the Net Capital calculated above and the
Net Capital reported in the Company's August 31, 2025 FOCUS filing.

JOE JOLLY & COMPANY, INC.

SCHEDULE II

STATEMENT RELATING TO CERTAIN DETERMINATIONS REQUIRED UNDER

SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2025

**Computation for Determination of Reserve Requirements Pursuant to SEA Rule 15c3·3 and
Information Relating to the Possession or Control Requirements under SEA Rule 15c3-3**

Joe Jolly & Company, Inc. (Company) is exempt from SEA Rule 15c3-3 – refer to the exemption report.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Joe Jolly & Company, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Rule 15c3-3 Exemption Provisions, in which (1) Joe Jolly & Company, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Joe Jolly & Company, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision] and (2) Joe Jolly & Company, Inc. stated that Joe Jolly & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception, as it's still maintaining customer accounts.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to interest, dividends and net fair value adjustments for securities owned

The Company affirms it: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Joe Jolly & Company, Inc.'s management is responsible for compliance with the exemption provisions and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joe Jolly & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
November 14, 2025



JOE JOLLY & CO., INC. MUNICIPAL SECURITIES
P.O. BOX 8 ◆ BIRMINGHAM, ALABAMA 35201-0008
(205) 252-2105 ◆ (800) 826-1378 ◆ Fax: (205) 251-3446

The Exemption Report

We, as members of management of Joe Jolly & Company, Inc., (the Company), are responsible for complying with 17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and (2) we met the identified exemption provisions throughout the most recent fiscal year from September 1, 2024 to August 31, 2025 without exception.

I, Joe Jolly, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

October 30, 2025